

21001814   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 01 2021

Washi~~Information~~ Required of Brokers and Dealers Pursuant to Section 17 of the
~~Securities~~ Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AccessAlpha Worldwide LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
444 West Lake Street, Suite 1700

                                                 (No. and Street)

Chicago   **IL**   **60606**

                 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
FGMK, LLC

                                       (Name – *if individual, state last, first, middle name*)

333 West Wacker Dr., 6th Floor   **Chicago**   **IL**   **60606**

        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert LeClercq _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AccessAlpha Worldwide LLC _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

ELLIS VÁZQUEZ
Official Seal
Notary Public – State of Illinois
My Commission Expires Mar 9, 2021

Signature

President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accessalpha Worldwide, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. This supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information presented in Schedules I, II, and III. In forming our opinion, we evaluated whether the supplementary information in Schedules I, II, and III, including its form and content, are presented in conformity with 17 C.F.R. § 240.17A-5. In our opinion, the supplementary information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 19, 2021

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

ACCESSALPHA WORLDWIDE LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

ACCESSALPHA WORLDWIDE LLC

TABLE OF CONTENTS

DECEMBER 31, 2020

Letter of Oath or Affirmation

Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL REPORTS

I Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1
    of the Securities and Exchange Commission (Schedule I)

II Computation for Determination of Reserve Requirements under Rule 15c-3-3
    of the Securities and Exchange Commission (Schedule II)

III Information Relating to Possession or Control Requirements under Rule 15c3-3
    of the Securities and Exchange Commission (Schedule III)

Report of Independent Registered Public Accounting Firm
Exemption Report

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2020

ASSETS

ASSETS

Cash	$	11,047
Accounts receivable		115,000
Prepaid expenses		15,751
Security deposits		1,900
TOTAL ASSETS	$	143,698

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES – Note payable	$	21,172
MEMBERS' EQUITY		122,526
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	143,698

See accompanying notes.

3

ACCESSALPHA WORLDWIDE LLC

Statement of Operations

For the Year Ended December 31, 2020

REVENUES FROM CONTRACTS WITH CUSTOMERS		
Introductory fees	$	180,693
Consulting fees		261,347
		442,040
EXPENSES		
Partner compensation		12,277
Professional fees		83,307
Travel, net of reimbursement		93,339
Occupancy		28,120
Insurance and bonds		91,568
Other expenses		21,135
		329,746
Net income	$	112,294

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in
Members' Equity

For the Year Ended December 31, 2020

Balance – January 1, 2020	$	19,232
Member distributions		(9,000)
Net income		112,294
Balance – December 31, 2020	$	122,526

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 112,294
Adjustment to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable	(115,000)	
Prepaid expenses	(8,678)	
Total adjustments		(123,678)
Net cash used in operating activities		(11,384)
CASH FLOWS FROM FINANCING ACTIVITIES		
Note payable proceeds		21,172
Member distributions		(9,000)
Net cash provided by financing activities		12,172
Net increase in cash		788
Cash, beginning of year		10,259
Cash, end of year		$ 11,047

See accompanying notes.

6

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from two major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; and Consulting Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2020.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive or hold customer funds or safe keep customer securities.

Accounts Receivable

Accounts receivable represent unconditional rights to consideration from customers. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past due accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected. No allowance was deemed necessary by management as of December 31, 2020.

Revenue Recognition

Revenue from contracts with customers includes introductory fees and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

Introductory fees. The Company makes introductions to institutional investors on behalf of its customers. Each time an investor makes an investment with one of the Company's customers, the Company charges an introductory fee. The Company may receive an introductory fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the sale of fund offerings to investors and as such this is fulfilled on the contract date. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investments at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually quarterly.

Consulting fees. The Company assists its customers with creation of marketing materials and product development, among other project work. Each time the Company begins this consulting service, the Company charges a consulting fee. The Company will receive a consulting fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the initiation of said consulting project and is such fulfilled on the contract date. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on subsequent activities at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the future activities are known, which is stated in individual contracts.

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Leases</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. The Company is a lessee in a non-cancellable operating lease for office space.

NOTE 3 – NOTE PAYABLE

The Company has received funding of $21,172 from a Paycheck Protection Program ("PPP") loan through the Small Business Administration ("SBA") that was made available under the CARES Act passed by Congress in response to the COVID-19 pandemic. Loan payments are deferred as the Company has applied for loan forgiveness. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, forgiveness relief, in whole or in part, depends on future events which cannot be predicted with certainty. In the event any portion of the PPP loan is not forgiven, payments are required beginning 10 months after the end of the covered period for loan forgiveness and will mature in 2025. Unforgiven PPP loan proceeds bear interest at 1.00%.

NOTE 4 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2020, 100% of the Company's revenue was derived from five customers.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness", whichever is greater, and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2020, the Company had net capital of $11,047 of which $6,047 was in excess of its required net capital. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was 0. The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 6 – MEMBERS' EQUITY

The Company operates under a restated and amended operating agreement effective December 31, 2016. Under the restated agreement, Class A units represent a membership interest in the Company, including any and all benefits to which a Member may be entitled to under the agreement and the obligations of a Member under the agreement.

NOTE 7 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 18, 2021, which is the date the financial statements were available for issue, and is not aware of any material subsequent events occurring during this period.

ACCESSALPHA WORLDWIDE LLC   Schedule I

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2020

NET CAPITAL

Members' equity $ 122,526

Additions
    Note payable   21,172

Deductions
    Nonallowable assets

Accounts receivable	115,000	
Prepaid expenses	15,751	
Security deposits	1,900	
		(132,651)

Net Capital $ 11,047

AGGREGATED INDEBTEDNESS

Total A.I. liabilities $ 0

Aggregate Indebtedness $ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital required (6 2/3% of total aggregate
indebtedness or $5,000, whichever is greater)

$ 5,000

EXCESS NET CAPITAL

$ 6,047

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0

There were no material differences between the preceding computation
and the Company's corresponding unaudited FOCUS report, Part II of
Form X-17A-5 as of December 31, 2020.

Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Schedule II**

AccessAlpha Worldwide LLC is filing an Exemption Report for fiscal year ended December 31, 2020 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Schedule III**

AccessAlpha Worldwide LLC is filing an Exemption Report for fiscal year ended December 31, 2020 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

See Report of Independent Registered Public Accounting Firm.


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accessalpha Worldwide, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Accessalpha Worldwide, LLC is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Accessalpha Worldwide, LLC limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers, and Accessalpha Worldwide, LLC 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020, without exception. Accessalpha Worldwide, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Accessalpha Worldwide, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 19, 2021

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

AccessAlpha Worldwide LLC

EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

AccessAlpha Worldwide LLC (the "Company") claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2020 to December 31, 2020 without exception.

By: _____
Robert LeClercq
President